Exhibit 99.52

NexGen Announces Appointment of Charles Scorer as Special Advisor

Uranium Marketing

Vancouver, BC, June 8, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce the appointment of Charles Scorer as Special Advisor, Uranium Marketing of the Company.

Mr. Scorer has more than 25 years of commercial and operational experience in uranium and the global nuclear fuel market. Previously, Mr. Scorer served as the Chief Executive Officer of Accord Nuclear Resources, a partnership with First Reserve Corporation, a global energy-focused private equity firm assessing uranium assets worldwide. Prior to joining Accord, Mr. Scorer served as the Chief Executive Officer of London based nuclear fuel trading company, Nufcor International Limited, having formed it in 1998. During Mr. Scorer’s time with Nufcor International, he oversaw the spinning out and listing on the London AIM of Nufcor Uranium Ltd, a uranium commodity investment vehicle. Nufcor International was subsequently sold to a large US investment bank. Prior to that, Mr. Scorer was the Managing Director of the Johannesburg based Nuclear Fuels Corporation of South Africa (Pty) Ltd. where his primary responsibility was the final processing, marketing and distribution of all South African origin uranium.

Mr. Scorer also previously held senior positions at the Chamber of Mines Research Organisation of South Africa where he was involved in the research and development of hydraulic, mechanised mining equipment for use in South Africa’s deep level gold mines. Mr. Scorer holds a B.Sc. degree in Mechanical Engineering from the University of Natal, South Africa and a Diploma in Production Engineering from the Witwatersrand Technikon, Johannesburg.

Leigh Curyer, Chief Executive Officer commented: “On behalf of everyone at NexGen, I would like to personally welcome Charles. Having worked with him at First Reserve, I know first hand his top tier experience in the field of nuclear fuel marketing and trading. The timing for bringing Charles on now as Special Advisor, Uranium Marketing is opportune given the stage of development Arrow is in. Cultivating long-term relationships with uranium end users takes time and this is an initial step in that process.”

The Company also granted 250,000 options to Mr. Scorer. Each option entitles the holder to purchase one common share at a price of $2.69 per share, has a term of five years, vests in three equal annual installments commencing on the date of grant and is subject to the terms and conditions of the Company’s stock option plan.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer
Chief Executive Officer
NexGen Energy Ltd.
+1 604 428 4112
lcuryer@nexgenenergy.ca
www.nexgenenergy.ca

Travis McPherson
Corporate Development Manager
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nexgenenergy.ca
http://www.nexgenenergy.ca

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